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                               January 6, 2023

       Joshua B. Goldstein
       General Counsel
       Masterworks Vault 1, LLC
       225 Liberty Street, 29th Floor
       New York, New York 10281

                                                        Re: Masterworks Vault
1, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed December 13,
2022
                                                            File No. 024-12098

       Dear Joshua B. Goldstein:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1. Please revise to disclose the amount of securities offered for each series offering. Refer to
                                                        Item 1(d) of Part II of
Form 1-A.
   2. Please disclose the approximate date of commencement of proposed sale to the public for your Series 500 and
Series 501 offerings. Refer to Item 1(i) of Part II of Form 1-A.
   3. We note your disclosure that you expect to facilitate secondary trading of Class A shares of each series through
an alternative trading system, or ATS, operated by one or more independent third party
broker-dealers, which "may provide a liquidity option for U.S.
                                                        investors and investors
in certain non-U.S. jurisdictions." If true, please revise to clarify that there is currently
no secondary trading of Class A shares of each series on an ATS and state that no
assurance can be given that an ATS will provide investors with an effective means of
selling their Class A shares.
 Joshua B. Goldstein
Masterworks Vault 1, LLC
January 6, 2023
Page 2


Summary
Management Services, page 3

4. We note your disclosure that "the Administrator will pay all of the [your] ordinary ongoing operating costs and expenses and manage all management services relating to
         [your] business, each series and the Artwork of each series in exchange for preferred equity interests in Masterworks Cayman issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman outstanding." Please revise to clarify what "at a rate of 1.5% of the total equity interests of each segregated portfolio"
         means. For example, the use of the term "rate" insinuates that the issuance of the preferred equity interests are not a one time fee but ongoing, i.e. annually, etc. Please revise to more specifically discuss this management fee so investors can fully understand how their equity interest will be diluted upon the initial closing and throughout the holding of the associated Artwork.
5. We note your disclosure that each series of the Company will remain obligated to reimburse the Administrator for any extraordinary or non-routine costs, payments and expenses, if any, and that Masterworks may also charge additional transactional fees upon a private sale of Artwork in certain circumstances. Please clarify whether such fees and reimbursements would be payable in preferred equity interests similar to the other fees payable to the Administrator.
Organizational and Capital Structure, page 4

6. Please clarify whether the diagram on page 4 depicts the organizational structure that will exist prior to, or following, a series offering. In this regard, your disclosure suggests that the diagram depicts the post-offering scenario, yet the Regulation A investors do not appear to have any equity interests represented in the diagram.
7. We note that the table included on page 5 depicts the ownership of the Class A, B and C shares and the SPC Ordinary and SPC Preferred shares. We also note that the various shares possess significantly different economic rights. Please include an additional table or chart which more clearly details the economic rights of the various shares disclosed in this capital structure diagram.
Use of Proceeds to Issuer, page 39

8. For each series offering, please revise to disclose the approximate amount intended to be used for each principal purpose, i.e. the purchase of the Artwork and any true-up
FirstName LastNameJoshua B. Goldstein
       payments. Refer to Item 6 of Part II of Form 1-A. Please consider adding a chart or some
Comapany
       otherNameMasterworks
              presentation so thatVault 1, LLC
                                   investors can clearly understand the use of
proceeds for each
Januaryseries offering.
        6, 2023   Page 2
FirstName LastName
 Joshua B. Goldstein
FirstName  LastNameJoshua
Masterworks  Vault 1, LLC B. Goldstein
Comapany
January    NameMasterworks Vault 1, LLC
        6, 2023
January
Page 3 6, 2023 Page 3
FirstName LastName
Summary of Administrator Compensation and Expense Reimbursement, page 62

9. For each series, please include the "Example of compensation and expense calculation" disclosure you have included in prior filings with respect to the number of
         SPC Preferred shares that would be issued to the Administrator per annum over a hold period of a piece of Artwork of up to 10 years and the corresponding aggregate value of the liquidation preference and ownership percentage of the total Class A shares outstanding.
Management Compensation, page 67

10. We note your general description of the various forms of compensation or expense reimbursement that have been or will be paid in each series offering. To the extent quantifiable, please revise to disclose the actual payments, fees or share issuances which have been or will be paid in each series offering. Please consider adding a chart or some other presentation so that investors can clearly understand the management compensation which has been paid or will be paid with respect to each series offering.
Shareholder Distributions, page 81

11. We note your disclosure throughout your filing that SPC Preferred shares are convertible into Class A shares of a series, and that these issuances of SPC Preferred shares will effectively dilute the ownership interests of Class A shareholders in a piece of Artwork.
         Please clarify here, and elsewhere in your filing, as applicable, whether holders of SPC
         Preferred shares may receive both their liquidation preference and participate in the distribution of funds to the Class A holders upon conversion of the SPC Preferred shares into Class A shares. In this regard, please consider adding a distribution waterfall detailing the economic waterfall factoring in the Class A, B, C shares of a series and the SPC
         Ordinary and Preferred shares of a series over your anticipated holding period of between
         3-10 years.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.
 Joshua B. Goldstein
Masterworks Vault 1, LLC
January 6, 2023
Page 4



FirstName LastNameJoshua B. Goldstein   Sincerely,
Comapany NameMasterworks Vault 1, LLC
                                        Division of Corporation Finance
January 6, 2023 Page 4                  Office of Trade & Services
FirstName LastName